EXHIBIT 99.1

Caledonia declares quarterly dividend

ST HELIER, Jersey, Oct. 03, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) is pleased to announce that the Board of Directors has declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

Highlights

  Company on track to hit target production of 73,000 to 80,000 ounces of gold in 2022.
  On 21 July 2022, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited.
  Caledonia will restart the oxides operation at Bilboes under the terms of a tribute arrangement with a view to creating a cash-generative operation within approximately six months.
  The Company’s strategy is focused on becoming a multi-asset gold producer.
  Caledonia continues to evaluate investment opportunities in Zimbabwe.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“Gold production so far this year has been strong, exceeding our expectations, and we are on track to hit the top end of our guidance range of 73,000 to 80,000 ounces.

“In July, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited, which is the holding company for a large, high-grade, open-pittable gold resource. The completion of the transaction is subject to several conditions, which we are currently working on, but once achieved we can prepare a feasibility study to identify the most judicious way to commercialise the project with regard to the availability of funding on acceptable terms.

“Three years ago the Company was paying less than half the current quarterly dividend and at the current share price, the annualised dividend equates to a yield of approximately 6%. The dividend continues to be a central part of our strategy, as we continue to manage returning money to shareholders with production growth and de-risking the business from being a single asset producer.

“I would like to thank the team for their continued hard work; this is an exciting time for the business as we pivot the Company towards our long-term vision of becoming a multi asset gold producer.”

The relevant dates relating to the dividend are as follows:

  Ex-dividend date VFEX: October 12, 2022
  Ex-dividend date AIM and NYSE: October 13, 2022
  Record date: October 14, 2022
  Payment date: October 28, 2022

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

[1] Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.
Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.